Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months ended June 30,
Dollar Amounts in Thousands	2010	2009	2008	2007	2006
	(a)	(a)	(a)	(a)	(a)
Ratio

Earnings
Add:
Pre-tax loss from continuing operations adjusted for minority interests	$(20,058)	$(17,732)	$(35,419)	$(9,104)	$(6,710)
Fixed charges (see below)	6,049	6,330	9,935	7,348	2,127
Less:
Capitalized interest	(1,987)	(1,406)	(2,463)	(303)	—
Pre-tax earnings to cover preferred stock dividend	(2,858)	(4,266)	(6,380)	(4,952)	—
Total Earnings	$(18,853)	$(17,074)	$(34,327)	$(7,010)	$(4,583)

Fixed Charges
Interest expensed (includes amortization)	$907	$466	$861	$1,932	$2,098
Interest capitalized	1,987	1,406	2,463	303	—
Estimate of interest within rental expense	298	192	231	162	29
Pre-tax earnings to cover preferred stock dividend - Preferred dividend / (1-36%)	2,858	4,266	6,380	4,952	—
Total Fixed Charges	$6,049	$6,330	$9,935	$7,348	$2,127

(a)          Since the registrant’s has recorded a loss for all periods shown above, the ratio coverage was less than 1:1.  In order to achieve a coverage ratio of 1:1, the Registrant must generate the following earnings for each period as shown below.

Earnings to increase ratio to 1:1	$24,903	$23,404	$44,262	$14,359	$6,710